September 13, 2006
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: April Coleman

Re:	CDC Corporation
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 21, 2006
Form 8-K Filed March 6, 2006
Form 8-K Filed April 13, 2006
Form 8-K Filed May 2, 2006
Form 8-K Filed May 26, 2006
File No. 000-30134
Dear Ms. Coleman:
The purpose of this letter is to confirm our conversation today.
CDC Corporation requested and the Commission granted a ten (10) business day extension until September 29, 2006 to respond to the Commission’s comments.
Best regards,
/s/ Verome M. Johnston

Verome M. Johnston
Acting Chief Financial Officer